ALSET CAPITAL ACQUISITION CORP.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

June 28, 2023

Taylor Beech and Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Alset Capital Acquisition Corp.
Amendment No. 6 to Registration Statement on Form S-4 Filed May 23, 2023
File No. 333-267841

Dear Ms. Beech and Ms. Peyser:

On behalf of Alset Capital Acquisition Corp. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned and dated June 15, 2023, which we received on June 21, 2023, regarding the Company’s Registration Statement on Form S-4 which was submitted to the Commission on May 23, 2023.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Amendment No. 6 to Registration Statement on Form S-4

Q: How much cash will be available to Alset following the closing of the Business Combination..., page 23

1.	We note your response to comments 1 and 7 that you do not currently have plans to effectuate a PIPE at this time. Please revise the last paragraph of this section to reflect the redemptions made to date and the fact that you do not plan to seek PIPE financing at this time. Here and in your risk factors, address the fact that this may increase the risk that the post-combination company is under-capitalized.

Response: In response to this comment, the Company advises the Staff that it has added the requested disclosure on page 23 of the S-4, as well as on page 70 in the risk factors section. Additionally, the Company has revised the disclosure on page 23 to reflect the redemptions made to date.

Material U.S. Federal Income Tax Considerations, page 132

2.	We note your revised disclosure in response to comment 3 and reissue our comment. Per the terms of the Merger Agreement, it appears that the parties to the Business Combination intend the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and therefore as a tax-free transaction. If so, please provide an opinion regarding and description of the tax consequences of the Business Combination qualifying as a “reorganization,” as well as related risk factor disclosure, in accordance with Section III(A)(1-2) of Staff Legal Bulletin No. 19. Otherwise, provide us with your legal analysis as to why you are not required to do so. Your analysis should refer to the requirements under Regulation S-K, as well as the guidance set forth in Staff Legal Bulletin No. 19.

Response: In response to this comment, the Company advises the Staff that it has provided an opinion regarding the description of the tax consequences of the Business Combination qualifying as a reorganization, annexed as exhibit 8.1 to the S-4. Accordingly, based on the language of the opinion and the guidance set forth in Staff Legal Bulletin No. 19, we do not believe related risk factor disclosure is required.

Description of Securities of Alset, page 182

3.	We note your revised disclosure on page 182 and Annex B that pursuant to the Proposed Charter, Alset’s authorized capital stock will consist of 56,000,000 shares, consisting of (a) 55,000,000 shares of common stock and (b) 1 share of preferred stock, and that such numbers to not sum to 56,000,000. On page 123, you disclose that the Proposed Charter will provide for 55,000,000 shares of common stock and 5,000,000 shares of preferred stock. We also note in your notice of meeting and on pages 8 and 41 where you unbundle the charter amendment proposals, you have deleted the sub-headings for the change in authorized common stock and preferred stock. Please revise to consistently present the correct number of authorized shares in the Proposed Charter and re-insert the sub- proposals for the change in authorized common stock and preferred stock. Tell us whether the Proposed Charter was renegotiated, and to the extent it was, update the Background of the Business Combination section accordingly.

Response: In response to this comment, the Company advises the Staff that it has revised the disclosure on page 182 of the S-4, to reflect 1,000,000 shares of preferred stock; and has also revised the disclosure on page 123 to reflect same.

Additionally, the Company previously deleted the sub-headings in the charter amendment proposals for the change in authorized common stock and preferred stock on pages 8 and 41, and elsewhere throughout the S-4, to reflect that the parties have mutually agreed that following the number of recent redemptions of shares of the Company’s common stock, the increase in authorized stock is no longer necessary.

General

4.	Where you refer to “no redemption” scenarios throughout your filing, please revise to clarify whether such scenario assumes no additional redemptions to the redemptions made to date.

Response: In response to this comment, the Company advises the Staff that we have revised the S-4 throughout, to clarify that that such scenarios assume no additional redemptions to the redemptions made.

5.	We note that you have removed all references to the PIPE in response to comments 1 and 7. Please also remove references to “newly issued shares” on your cover page, Q&A section, and risk factors and update the ownership calculations accordingly.

Response: In response to this comment, the Company advises the Staff that it has updated the references from “newly issued shares” to “shares issued pursuant to exercise of existing rights and warrants” to clarify what the percentages represent. Additionally, the Company advises the Staff that ownership percentages were updated after removing the private placement on the previously submitted draft of the S-4 on May 23, 2023.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin M. Ocasio, Esq. of Sichenzia Ross Ference LLP at (917) 848-6325.

Sincerely,

By:	/s/ Heng Fai Ambrose Chan
Name:	Heng Fai Ambrose Chan
Title:	Chairman and Chief Executive Officer

cc:	Darrin M. Ocasio, Esq.